UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                               WRT ENERGY CORPORATION
                                  (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
                           (Title of Class of Securities)


                                  92931K-40-3
                                 (CUSIP Number)

                                 Michael Blaschke
                           1601 N.W. Expressway - Suite 700
                           Oklahoma City, Oklahoma 73118-1401
                                 (405) 848-8808
                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 July 11, 1997
            (Date of event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP NO.  92931K-40-3
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     (1)  NAME OF REPORTING PERSONS
           DLB Oil & Gas, Inc.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          (Intentionally Omitted)
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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [ ]
                                                                    (b)  [ ]
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     (3)  SEC USE ONLY
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     (4)  SOURCE OF FUNDS WC, BK
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     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
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     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Oklahoma
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NUMBER OF      (7)  SOLE VOTING POWER
                                       10,354,198
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       - 0 -
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                       10,354,198
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       - 0 -
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                       10,354,198
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
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      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
              51.1%
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      (14)  TYPE OF REPORTING PERSON*
                               CO
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                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

          This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission (the "Commission") by persons named in Item 2 below and relates to the common stock, par value $.01 per share ("Common Stock"), of WRT Energy Corporation, a Delaware corporation ("WRT"). WRT's principal executive offices are located at 3303 FM 1960 West, Suite 460, Houston, Texas 77068

ITEM 2.     IDENTITY AND BACKGROUND.

This statement is being filed by DLB Oil & Gas, Inc. ("DLB") an
Oklahoma corporation. DLB's principal office is located at 1601 N.W. Expressway, Suite 700, Oklahoma City, Oklahoma 73118-1401. The principal business of DLB is oil and gas exploration, development and production, and the acquisition of oil-producing properties.

During the last five years DLB has not, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate number of shares of Common Stock purchased and the net investment cost of such Common Stock is as follows:

                                 Aggregate Number
                                   of Shares of
Reporting Person                   Common Stock          Net Investment Cost

DLB Oil & Gas, Inc.                  10,354,198              $33,800,000

	The shares of Common Stock were purchased by DLB with working capital and through bank borrowings.

ITEM 4.  PURPOSE OF TRANSACTION.

           The purpose of the acquisition of the Common Stock by the Reporting Persons is for investment. The Reporting Persons reserve the right to buy additional securities of the Issuer or sell securities of the Issuer from time to time. The Reporting Persons have no present plans or proposals which relate to, or could result in, any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           The Reporting Persons may be deemed to own beneficially the respective percentages and numbers of outstanding shares of Common Stock set forth below (on the basis of 20,276,257 shares of Common Stock of WRT outstanding, which, based upon certain publicly available information, is the number of shares outstanding as of July 16, 1997).

     A.   DLB Oil & Gas, Inc.

          (a)  Aggregate number of shares of Common Stock beneficially owned:
                   Percentage: 51.1%
          (b)  1.  Sole power to vote or to direct vote:  10,354,198
               2.  Shared power to vote or to direct vote:  None
               3.  Sole power to dispose or to direct the disposition:
                   10,354,198
               4.  Shared power to dispose or to direct the disposition: None
          (c) Other than as reported in item 3 above, there were no transactions by DLB in connection with the Common Stock during the past 60 days.
          (d) DLB may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.  ITEMS TO BE FILED AS EXHIBITS.

          None.

                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

Dated:  July 17, 1997

                              DLB OIL & GAS, INC.

                                    By:  /s/ Mike Liddell
                                    Name:  Mike Liddell
                                    Title: Executive Vice President